FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

TransAlta Corporation
110 – 12th Avenue S.W.

Calgary, Alberta, T2P 2M1

Item 2.

Date of Material Change

November 27, 2006

Item 3.

News Release

A press release reporting the material change was issued on November 27, 2006 through the services of CCN Matthews/Canada Newswire.

Item 4.

Summary of Material Change

TransAlta Corporation (“TransAlta”) announced that it will immediately cease mining at its Centralia, Washington coal mine.  TransAlta further announced that it has entered into agreements to purchase and transport coal from the Powder River Basin (“PRB”) to fuel its coal-fired plant at Centralia.

Item 5.

Full Description of Material Change

On November 27, 2006 TransAlta announced that it will immediately cease mining at its Centralia, Washington coal mine.

TransAlta will incur an after-tax charge of approximately CDN$150 million (CDN$0.75 per share) in the fourth quarter of 2006 due to asset and inventory write downs, reclamation liabilities and severance costs related to the cessation of mining at Centralia.  In addition, cash in 2006 is expected to decrease by approximately CDN$18 million due to severance-related and other payments.  The cessation of mining operations as Centralia will also result in the elimination of approximately 600 Centralia-mine related jobs.

Beginning in 2007, TransAlta’s Centralia coal costs are expected to be consistent with 2005 levels.  Gross margins from the Centralia coal-fired plant are expected to improve and reflect the benefit of lower coal costs and electricity sales recontracting.

To fuel the Centralia coal-fired plant, TransAlta has secured a long-term transportation contract with BNSF Railway Company and coal contracts from PRB producers Rio Tinto Energy Company and Peabody Energy’s subsidiary, COALSALES,LLC.  In addition, TransAlta will continue the permitting process for the West Field resource, as it could provide a source of economic coal supply in the future.

Over the next six months, TransAlta will determine the optimal blend of PRB coals to use in its Centralia coal-fired plant so that it can maximize production.  Using available inventories,TransAlta will continue to blend Centralia mine and PRB coal in the first half of 2007.

In a separate decision, the company also announced it expects to incur at year-end a non-cash after tax charge in the range of CDN$70 to CDN$100 million (CDN$0.35 - CDN$0.50 per share) to write down its Centralia gas-fired plant. The write down is expected due to changes in TransAlta’s outlook for the gas-fired plant’s profitability based on dispatch rates and trading values.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.

Executive Officer

For further information regarding the above, contact Brian Burden, the Executive Vice President & Chief Financial Officer of TransAlta, (403) 267-7277.

Item. 9

Date of Report

Dated November 27, 2006.